Exhibit 99.1

TO THE NATIONAL STOCK EXCHANGE COMMISSION (A LA COMISIÓN NACIONAL DEL MERCADO DE VALORES)

Madrid, 17 July 2015

Accelerated private placement of Class B shares of Abengoa, S.A.

Dear Sirs:

In accordance with article  82 of Law 24/1988, of 28 July, of the Stock Exchange, and following the relevant fact with registration number 226190 published yesterday in connection with the beginning of an “accelerated private placement” process (the “Placement”) carried out with qualified investors outside the United States of America in accordance with Regulation S of the U.S. Securities Act of 1933 (as amended from time to time) of a block of Class B shares of Abengoa, S.A. (the “Company”), through this Relevant Fact we hereby inform you of the completion of such placement process, through which a total of 34,869,183 class B shares, representing 4.17% of all class B shares of the Company, which were held by the Company as treasury shares, have been placed. Following the closing of this placement, the Company will not hold any class B share as treasury share.

The value of the transaction has amounted to a total of 97,633,712.4 euros in cash, equivalent to a sale price of 2.80 euros per class B share.

The Company has committed to a lock-up over its shares from yesterday until 60 days after the date of settlement of the Placement, with certain exceptions.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offering of the securities in the United States in connection with this transaction.